 Exhibit 99.1

Cabbacis Announces IPO Via Regulation A

Niagara Falls, New York (BUSINESS WIRE) Cabbacis Inc (“Cabbacis” or the “Company”), a U.S. federally-licensed tobacco product manufacturer and plant biotech company focused on harm reduction products, announced today that the Company has launched a $5 million, Regulation A (Tier 2), initial public offering.

Yesterday the U.S. Securities and Exchange Commission (“SEC”) qualified the Company’s Form 1-A Offering Circular which was filed with the SEC on October 20th. The Company’s offering, up to 2,500,000 shares at $2.00 per share, can now commence. The offering will be on a best-efforts basis through the website, www.cabbacis.com, where the Offering Circular is posted on the “Investors” page. The Form 1-A Offering Circular can also be found on the SEC’s website at www.sec.gov/edgar/browse/?CIK=0001987010.

Institutions, individual investors and potential industry partners interested in investing or learning more about the Cabbacis investment opportunity can indicate interest by visiting the Company’s website at the “Contact Us” page. Subsequent to the closing of the offering, Cabbacis will be applying to FINRA and OTC Markets Group to list its common stock on the OTCQB® Venture Market.

Investors are encouraged to read the Offering Circular including exhibits and consult with their tax, legal, or financial professionals prior to investing.

About Cabbacis

Cabbacis is a tobacco product manufacturer and plant biotechnology company committed to further developing and commercializing reduced nicotine cigarettes and vaporizer pods. Both types of products are predominately tobacco and include hemp. The Company’s worldwide patent portfolio includes 31 issued patents and various pending patent applications across the United States, Europe, China, Japan, South Korea, Canada, Australia, New Zealand, Mexico, Brazil and other countries — where approximately two-thirds of the world’s smokers reside. The Company holds 6 U.S. patents. Cabbacis Inc wholly owns Cabbacis LLC.

To learn more about Cabbacis, please visit www.cabbacis.com.

Media Contact

Tracy Witman

support@cabbacis.com

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the federal securities law. All statements other than statements of historical or current facts made in this document are forward-looking. We identify forward-looking statements in this document by using words or phrases such as “anticipate,” “believe,” “consider,” “continue,” “could,” “estimate,” “expect,” “foresee,” “intend,” “likely,” “may,” “objective,” “plan,” “potential,” “plan,” “predict,” “project,” “seek,” “should,” “will” and similar words or phrases and their negatives. Forward-looking statements reflect our current expectations and are inherently uncertain. Actual outcomes or results could differ materially for a variety of reasons. Factors that could cause actual results to differ materially are described in “Risk Factors” in our Regulation A Offering Circular filed with the SEC on October 20, 2023 and, when filed, our Annual Report on Form 1-K for the period ended December 31, 2023. We undertake no responsibility to publicly update or revise any forward-looking statement except as required by applicable law.